UF 2-11-04

SO 2/18/04

04001984

TATES
ANGE COMMISSION
.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JAN 30 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-52935

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/02 (MM/DD/YY) AND ENDING 11/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Strategic Structuring & Solutions LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

383 Madison Avenue
(No. and Street)

New York	New York	10179
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Michael J. Abatemarco — (212) 272-2000
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 20 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

STRATEGIC STRUCTURING & SOLUTIONS LLC (SEC I.D. No. 8-52935)

Statement of Financial Condition
and Independent Auditors' Report
and Supplemental Report on Internal Control
November 30, 2003

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Strategic Structuring & Solutions LLC:

We have audited the accompanying statement of financial condition of Strategic Structuring & Solutions LLC (the "Company") as of November 30, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Strategic Structuring & Solutions LLC at November 30, 2003, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 27, 2004

STRATEGIC STRUCTURING & SOLUTIONS LLC

STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2003

ASSETS

Investment in money market fund	$ 2,122,889
Receivable from Clearing Broker	296,370
Financial instruments owned, at fair value	1,645,796
Other assets	17,384
TOTAL ASSETS	$ 4,082,439

LIABILITIES AND MEMBER'S CAPITAL

Payable to Ultimate Parent	$ 133,513
Financial instruments sold, but not yet purchased, at fair value	1,930,772
Other liabilities	3,431
Total liabilities	2,067,716
Paid-in capital	2,000,000
Retained earnings	14,723
Total member's capital	2,014,723
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 4,082,439

See accompanying notes.

STRATEGIC STRUCTURING & SOLUTIONS LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
NOVEMBER 30, 2003

1. ORGANIZATION

Strategic Structuring & Solutions LLC (the "Company") is a Delaware Limited Liability Company and a wholly owned subsidiary of Bear, Stearns & Co. Inc. (the "Parent"). Its ultimate parent is The Bear Stearns Companies Inc. (the "Ultimate Parent"). For purposes of this report, an "affiliate" is defined as the Ultimate Parent or a direct or indirect subsidiary of the Ultimate Parent. The Company is a registered broker-dealer with the Securities and Exchange Commission under the Securities Exchange Act of 1934.

The Company was formed to engage in proprietary statistical and index arbitrage trading. The securities traded will encompass National Association of Securities Dealers Automated Quotations ("NASDAQ") and listed domestic and foreign equity securities, listed options and futures and various foreign currencies traded in the spot and forward markets. Since the Company commenced trading in July 2003, it has only traded in listed domestic equity securities. The Company does not hold customer funds nor is it involved in any underwriting or market making activities.

2. SIGNIFICANT ACCOUNTING POLICIES

The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from these estimates.

Financial Instruments - Proprietary securities are recorded on a trade date basis. Financial instruments are recorded at fair value with the resulting net unrealized gains and losses reflected in principal transactions.

Fair value is generally based on quoted market prices. If quoted market prices are not available, or if liquidating the Company's position is reasonably expected to impact market prices, fair value is determined based on other relevant factors, including dealer price quotations, price activity for equivalent instruments and valuation pricing models.

Income Taxes - The Company is included in the consolidated Federal income tax return of the Ultimate Parent. Pursuant to an agreement with the Ultimate Parent which allows for current treatment of all temporary differences, the Company treats such differences as currently deductible and includes the tax effect on such differences in the intercompany payable to the Ultimate Parent.

New Accounting Pronouncements - In December 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Accounting Standards ("SFAS") No. 148 *"Accounting for Stock-Based Compensation – Transition and Disclosure"*, which amended SFAS No. 123 *"Accounting for Stock-Based Compensation"*. SFAS No. 148 provides three alternative methods for a voluntary change to fair value accounting for stock-based compensation as permitted under SFAS No. 123. The Ultimate Parent elected to adopt fair value accounting for stock-based compensation in fiscal year 2003 using the prospective method provided by SFAS No. 148. As a result, commencing with option grants made after

November 30, 2002, the Ultimate Parent expenses the fair value of stock options granted to employees over the related vesting period.

3. FINANCIAL INSTRUMENTS

Financial instruments owned and financial instruments sold, but not yet purchased, represent the Company's proprietary trading inventories, at fair value, which consist of publicly traded corporate equity securities.

Financial instruments sold, but not yet purchased, represent obligations of the Company to deliver the specified financial instrument at the contracted price, and thereby, create a liability to purchase the financial instrument in the market at prevailing prices. Accordingly, these transactions result in off-balance-sheet risk as the Company's ultimate obligation to purchase financial instruments sold, but not yet purchased, may exceed the amount recognized in the Statement of Financial Condition.

4. EMPLOYEE BENEFIT AND STOCK COMPENSATION PLANS

The Parent provides the Company with all operations, management and administrative personnel. Certain employees of the Parent participate in the Ultimate Parent's employee benefit and stock compensation plans. These plans include a qualified non-contributory profit sharing plan covering substantially all employees and equity-based compensation plans which provide for grants of restricted stock units and stock options. These costs are allocated to the Company as expensed by the Ultimate Parent.

5. MARKET AND CONCENTRATION RISK

Market Risk

The Company's exposure to market risk is influenced by a number of factors, including the relationships among and between financial instruments with off-balance-sheet risk, the Company's proprietary securities, and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk through the use of hedging strategies and various statistical monitoring techniques.

Concentration Risk

The Company may be subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities, securities of a single issuer, including issuers located in a particular country or geographic area or issuers engaged in a particular industry. Positions taken by the Company may involve substantial amounts and significant exposure to individual issuers and businesses. The Company seeks to limit concentration risk through the use of programming systems and procedures. At November 30, 2003, the Company had no significant concentrations in inventory positions.

6. RELATED PARTY ACTIVITIES

Clearance Services - Bear, Stearns Securities Corp. (the "Clearing Broker"), an affiliate of the Company, serves as a clearing broker and custodian for the Company's money market investment which is invested in a fund sponsored and managed by affiliates. At November 30, 2003, the Company's clearance activities have resulted in a net receivable from the Clearing Broker of $296,370.

In meeting the requirements applicable to Joint Back Office participants, the Company has purchased Series A Preferred Stock issued by the Clearing Broker for $15,000. The investment is included within Other Assets.

Interest - The Company's payable and receivable balances with the Parent are settled with the Ultimate Parent. Interest rates on such balances are generally based on the federal funds rate.

Operating Expenses - The Parent charges the Company for providing it with substantially all operations, management and administrative personnel, facilities and other services.

Additionally, the Ultimate Parent and an affiliate are party to a written agreement with respect to an office tower at 383 Madison Avenue, New York City ("383 Madison"), which was developed and built as the Ultimate Parent's worldwide headquarters. The Company has an agreement permitting occupancy of 383 Madison.

7. REGULATORY REQUIREMENTS

The Company is a registered broker-dealer with the National Association of Securities Dealers, Inc. ("NASD") and, accordingly, is subject to the Uniform Net Capital Rule 15c3-1 (the "Net Capital Rule") under the Securities Exchange Act of 1934 and the capital rules of the NASD. The Company has elected to use the basic method permitted by the Net Capital Rule, which requires that the Company maintain net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness. At November 30, 2003, the Company's net capital of $1,493,184 exceeded the minimum regulatory net capital requirement of $100,000 by $1,393,184. The Company had a ratio of aggregate indebtedness to net capital at November 30, 2003 of 0.09 to 1.

Proprietary accounts held at the Clearing Broker ("PAIB assets") are considered allowable assets in the net capital computation pursuant to an agreement between the Company and the Clearing Broker which requires, among other things, for the Clearing Broker to perform a computation for PAIB assets similar to the customer reserve computation set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

January 27, 2004

Strategic Structuring & Solutions LLC
383 Madison Avenue
New York, New York 10179

In planning and performing our audit of the financial statements of Strategic Structuring & Solutions LLC (the "Company") for the year ended November 30, 2003 (on which we issued our report dated January 27, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 30, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP